DRAFT

As of November [•], 2010

Board of Trustees
Bryce Capital Funds
95 Allens Creek Road
Building 1, Suite 201
Rochester, NY 14618

Board of Trustees
Dblaine Investment Trust
806 Harvest Trail
Buffalo, MN 55313

Re:
Agreement and Plan of Reorganization, dated November [•], 2010 (the "Agreement"), between and among Bryce Capital Funds, a trust created under the laws of the state of Delaware, on behalf of its series Bryce Capital Growth Fund and Bryce Capital Value Fund (the “Acquired Funds”), and the Dblaine Investment Trust, a business trust organized under the laws of the state of Ohio (the “Acquiring Trust”), on behalf of its series Dblaine Fund (the “Acquiring Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain United States (“U.S.”) federal income tax consequences of the reorganization of the Acquired Funds and the Acquiring Fund (the "Reorganization").  The Reorganization will involve the transfer of all of the assets of the Acquired Funds to the Acquiring Fund, and the assumption of the liabilities of the Acquired Funds by the Acquiring Fund in exchange for Class A Shares of the Acquiring Fund.  The Class A Shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Funds and after completion of the Reorganization, each shareholder of the Acquired Funds will own Class A Shares of the Acquiring Fund equal in dollar value to the current net asset value of such shareholder’s shares of the Acquired Funds.  Additionally, the Acquired Funds will be liquidated under Delaware state law.

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Acquired Funds in connection with the special meeting of shareholders to be held on November [•], 2010 (c) certain representations concerning the Reorganization made to us in a letter from [•], dated [•], 2010 and a letter from the [•], dated [•], 2010 (collectively, the "Representation Letters") (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that the Acquired Funds at the
Effective Time of the Reorganization satisfies, and following the Reorganization, the Acquiring
Fund will continue to satisfy, the requirements of subchapter M of the Code for qualification as a regulated investment company.

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the state of Ohio and the state of Delaware, the
Agreement and the Representation Letters, it is our opinion, with respect to the Acquired Funds and Acquiring Fund, that:

1.           The Reorganization will constitute a tax-free reorganization within the meaning of section 368(a)(1)(C) of the Code, and the Acquired Funds and Acquiring Fund will each be a party to a reorganization within the meaning of section 368(b) of the Code.

2.           No gain or loss will be recognized by the Acquired Funds upon the transfer of all of their assets to the Acquiring Fund in exchange solely for the Acquiring Fund shares and the assumption by the Acquiring Fund of the Acquired Funds’ liabilities pursuant to sections 361(a) and 357(a) of the Code.

3.           No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Acquired Funds in exchange solely for voting shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Funds pursuant to section 1032(a) of the Code.

4.           No gain or loss will be recognized by either of the Acquired Funds upon the distribution of the Acquiring Fund shares to its shareholders in complete liquidation of the Acquired Funds pursuant to section 361(c)(1) of the Code.

5.           The adjusted tax basis of the assets of the Acquired Funds received by the Acquiring Fund will be the same as the adjusted tax basis of such assets to the Acquired Funds immediately prior to the Reorganization pursuant to section 362(b) of the Code.

6.           The holding period of the assets of the Acquired Funds received by the Acquiring Fund will include the holding period of those assets in the hands of the Acquired Funds immediately prior to the Reorganization pursuant to section 1223(2) of the Code.

7.           No gain or loss will be recognized by the shareholders of the Acquired Funds upon the exchange of their Acquired Funds shares for the Acquiring Fund shares (including fractional shares to which they may be entitled) and the assumption by the Acquiring Fund of the liabilities of the Acquired Funds pursuant to section 354(a) of the Code.

8.           The aggregate adjusted tax basis of the Acquiring Fund shares received by the shareholders of the Acquired Funds (including fractional shares to which they may be entitled) pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Funds shares held by the Acquired Funds’ shareholders immediately prior to the Reorganization pursuant to section 358(a)(1) of the Code.

9.           The holding period of the Acquiring Fund shares received by the shareholders of the Acquired Funds (including fractional shares to which they may be entitled) will include the holding period of the Acquired Funds shares surrendered in exchange therefor, provided that the Acquired Funds shares were held as a capital asset as of the Closing of the Reorganization pursuant to section 1223(1) of the Code.

10.           The Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in section 1.381(b)-1(b) of the Treasury Regulations the items of the Acquired Funds described in section 381(c) of the Code, subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code, and the Treasury Regulations.

Notwithstanding the foregoing opinions, no opinion is expressed as to the effect of the Reorganization on (i) the Acquired Funds or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to market system of accounting and (ii) any shareholder of the Acquired Funds that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof.  It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service (“IRS”) or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the IRS as set forth in published revenue rulings and revenue procedures, present administrative positions of the IRS, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Acquiring Trust and Bryce Capital Funds of their undertakings in the Agreement and the Representation Letters.

This opinion is being rendered to the Acquiring Trust, on behalf of the Acquiring Fund and Bryce Capital Funds, on behalf of the Acquired Funds, and may be relied upon only by the Acquired Funds, the Acquiring Fund and their respective shareholders.

Very truly yours,
DRAFT

120664.00101/12030712v.3